 RETAIL OPPORTUNITY INVESTMENTS CORP.

August 10, 2011

VIA EDGAR AND FEDEX

Mr. Michael McTiernan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Retail Opportunity Investments Corp.
Form 10-K for the year ended December 31, 2010
Form 10-Q for the quarter ended March 31, 2011
File No. 001-33749

Dear Mr. McTiernan:

On behalf of Retail Opportunity Investments Corp. (the "Company"), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), received by letter dated July 27, 2011 (the "July 27 Letter"), with respect to the Company's Form 10-K for the year ended December 31, 2010 (the "Form 10-K").

For the Staff’s convenience, the responses to the Staff's comments are set out in the order in which the comments were set out in the July 27 Letter and are numbered accordingly. The text of the Staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K for the year ended December 31, 2010

Item 1.  Business, page 2

1.
We note your response to comment 1 in our letter dated June 13, 2011.  In order to facilitate an investor's assessment of the company's ability to generate external FFO growth through property acquisitions, please include in future Exchange Act reports disclosure about relevant trends, such as capitalization rate trends, in your target markets that are likely to materially influence whether the company will engage in property acquisitions.

The Staff's comment is noted, and the Company plans to include in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the

Company's future periodic reports a statement that addresses whether the Company believes that attractive property acquisition opportunities remain available to the Company.

Item 2. Properties, page 21

2.
We note your response to comment 3 and your undertaking to provide disclosure regarding leasing activity in future Exchange Act reports.  We continue to believe that disclosure of your leasing results should include disclosure of the material costs of the leasing activity.  In future Exchange Act reports, please include quantitative disclosure about the tenant improvement and leasing commission costs of these new and renewed leases.

The Staff's comment is noted, and the Company plans to include in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the Company's future periodic reports additional information that sets forth, on an aggregate basis, tenant improvement and leasing commission costs of new and renewed leases that were executed during the period covered by the periodic report.

3.
We note your response to comment 4.  In future Exchange Act periodic reports, please supplement your disclosure in the period to period comparison subpart of the Results of Operations section to discuss the relative contribution on changes in revenue between same store occupancy and same store rent rates.

The Staff's comment is noted, and the Company plans to include in the Results of Operations sub-section of Management's Discussion and Analysis of Financial Condition and Results of Operations section of the Company's future periodic reports information that discusses, on an aggregate basis, the relative contribution on changes in revenue between same store occupancy and same store rent rates.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

4.
We note your response to comment 6 and your undertaking to provide disclosure in future Exchange Act reports regarding the relationship of rent rates on leases that expired in the reporting period and the rent rates on renewals of new leases on the same space.  If practicable, please also supplement this disclosure with narrative disclosure about the relationship between rents on leases scheduled to expire in the current period and management's assessment of current market rents for the expiring space.  For example, if management believes that rent rates on leases scheduled to expire in the current period are materially lower than current market rents, please provide disclosure to this effect.

The Staff's comment is noted, and the Company plans to include in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the Company's future periodic reports information that discusses rental rates on leases expiring during the period covered by the periodic report.  The Company would also expect to include as part of this section and, to the extent material, known trend

information relating to such leases.   However, for the reasons outlined in the Company's letter dated July 27, 2011, the Company continues to believe that disclosure of current market rental information is not appropriate for inclusion in such filings.

*           *           *           *           *

In regards to the Form 10-K and the Form 10-Q, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (914) 272-8080 (telephone) or Jay L. Bernstein, Esq. of Clifford Chance US LLP, counsel to the Company, at (212) 878-8000 (telephone).

We thank the Staff in advance for its assistance.

Very truly yours,

/s/ John B. Roche
John B. Roche
Chief Financial Officer

cc:

Stuart A. Tanz
Jay L. Bernstein, Esq.
Mr. Daniel L. Gordon
Mr. Jorge L. Bonilla
Mr. Jerard Gibson